Exhibit 4.15

PROMISSORY NOTE SECURED BY PERSONAL GUARANTEE

(Interest Included)

$375,000.00	April 16,2018	Los Angeles, California

In consideration of receiving $250,000.00, for value received, I/We, Grapefruit Boulevard Investments, Inc., a California corporation (“Borrower”) promises to pay to Danco, Inc., a California corporation (“Lender”) or order at the principal sum of $375,000.00 (Three Hundred and Seventy Five Thousand DOLLARS), within 60 days of funding.

AT ANY TIME, THE PRIVILEGE IS RESERVED TO PAY MORE THAN THE SUM DUE. Each payment shall be credited first, on the interest then due; and the remainder on the principal sum; and interest shall thereupon cease upon the amount so credited on the said principal sum. If default is made in payment of interest when due, then the whole sum of principal and interest shall become immediately due and payable at the option of the holder of this note. Principal and interest are payable in lawful money of the United States. If an action is instituted on this note I/We promise to pay such sum as the Court may fix as attorney’s fees.

Grapefruit Boulevard Investments, Inc., a California corporation

/s/ Bradley J. Yourist
Bradley J. Yourist
President
(“BORROWER”)

GUARANTEE

IN CONSIDERATION OF the Lender extending a loan of $375,000 to the Borrower plus other valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Guarantors personally guarantee the prompt, full and complete performance of any and all present and future duties, obligations and indebtedness (the “Debt”) due to the Lender by the Borrower, under the terms of the April 16, 2018 Promissory Note signed by Borrower (the “Agreement”) and under the following terms and conditions:

1.	The Guarantor guarantees that Borrower, will promptly pay the full amount of principal and interest of the Debt as and when the same will, in any manner, be or become due, either according to the terms and conditions provided by the Agreement or upon acceleration of the payment under the Agreement by reason of a default;

2.	The Guarantor agrees not to pledge, hypothecate, mortgage, sell or otherwise transfer all or substantially all of Guarantor’s assets without the prior written consent of the Lender;

3.	To the extent permitted by law, the Guarantor waives all defenses, counterclaims or offsets that are legally available to the Guarantor with respect to the payment of the Debt of Borrower; and

This Personal Guarantee shall be construed exclusively in accordance with, and governed by, the laws of the State of California. Any dispute arising hereunder may only be brought within the State Courts of the State of California. This Personal Guarantee embodies the entire promise of Guarantor to personally guarantee Borrower’ Debt and supersedes all prior agreements and understandings relating to the subject matter here, whether oral or in writing. This Personal Guarantee may not be assigned or transferred without a written document, signed by the i Borrower; and Lender, permitting such assignment or transfer.

/s/ Daniel J. Yourist	/s/ Bradley J. Yourist
Daniel J. Yourist	Bradley J. Yourist
(“GUARANTOR”)	(“GUARANTOR”)